Exhibit 99.1

Mega Matrix Inc.

Announces Results of its Extraordinary General Meeting

SINGAPORE, September 2, 2026 (PRNEWSWIRE) -- Mega Matrix Inc. (NYSE American: MPU or “Company”) today announced the results of its Extraordinary General Meeting which was held on September 1, 2026 at 10:30 a.m. at the offices of the Company located at Level 21, 88 Market Street, CapitaSpring, Singapore 048948.

At the Extraordinary General Meeting, the Company’s shareholders:

(1)	approved a proposal, as an ordinary resolution, that (a) all the Company’s class A ordinary shares, class B ordinary shares and class C ordinary shares of par value USD0.001 each, whether issued or unissued (collectively, the “Shares”), be consolidated at a ratio of twenty (20) Shares into one (1) Share of par value USD0.02, with the consolidated Shares having the same rights and being subject to the same restrictions (other than the change in par value) as the existing Shares of the relevant class under the Company’s then-existing memorandum and articles of association (the “Share Consolidation”); (b) the Company’s authorized share capital be altered from USD1,110,000 divided into 1,000,000,000 class A ordinary shares of par value USD0.001 each, 50,000,000 class B ordinary shares of par value USD0.001 each, 50,000,000 class C ordinary shares of par value USD0.001 each, and 10,000,000 preferred shares of par value USD0.001 each to USD1,110,000 divided into 50,000,000 class A ordinary shares of par value USD0.02 each, 2,500,000 class B ordinary shares of par value USD0.02 each, 2,500,000 class C ordinary shares of par value USD0.02 each, and 10,000,000 preferred shares of par value USD0.001 each as a result of the Share Consolidation; (c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; (d) the Share Consolidation shall take effect from September 15, 2026; and (e) any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion; and

(2)	approved a proposal, as a special resolution, to adopt the fourth amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s third memorandum and articles of association, to reflect the Share Consolidation.

About Mega Matrix Inc.: Mega Matrix Inc. (NYSE American: MPU) is a holding company and operates FlexTV, a short-video streaming platform and producer of short dramas, through Yuder Pte, Ltd., an indirect wholly owned subsidiary of the Company. Mega Matrix Inc. is a Cayman Islands corporation headquartered in Singapore. For more information, please contact info@megamatrix.io or visit: http://www.megamatrix.io.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to complete the Share Consolidation; the ability to increase the trading price of the Company’s class A ordinary shares and maintain its listing on the NYSE American; the ability to manage growth; the ability to identify and integrate future acquisitions; the ability to grow and expand its main business; the ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward-looking statements in this press release and the Company’s future results of operations are subject to additional risks and uncertainties set forth under the heading “Risk Factors” in documents filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s latest annual report on Form 20-F, filed with the SEC on April 16, 2026, as further amended on April 27, 2026, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the Company’s inability to predict or control bankruptcy proceedings and the uncertainties surrounding the ability to generate cash proceeds through the sale or other monetization of the Company’s assets. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Disclosure Channels

The Company announce material information about the Company and its services and for complying with its disclosure obligation under Regulation FD via the following social media channels:

X (f/k/a Twitter):	twitter.com/MegaMatrixMPU
Facebook:	facebook.com/megamatrixmpu facebook.com/flextvus
LinkedIn:	linkedin.com/company/megamatrixmpu
TikTok:	tiktok.com/@flextv_english
YouTube:	youtube.com/@FlexTV_English

The Company will also use its landing page on its corporate website (www.megamatrix.io) to host social media disclosures and/or links to/from such disclosures. The information the Company posts through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following its website, press releases, SEC filings and public conference calls and webcasts. The social media channels that the Company intends to use as a means of disclosing the information described above may be updated from time to time as listed on its website.

For inquiries, please contact: Info@megamatrix.io